August 1, 2005

Mail Stop 3561

Via US Mail and Facsimile

Mr. Scott Hawrelechko
Chief Executive Officer and Chief Financial Officer
Suite 1000, 10050-112 Street, 10th Floor
Edmonton, Alberta, Canada T5K 2J1

Re:	Myriad Entertainment & Resorts, Inc.
	Form 10-KSB for the year ended December 31, 2004
	Form 10-QSB for the period ended March 31, 2005
	Commission file #: 000-24789

Dear Mr. Hawrelechko:

We have reviewed your July 22, 2005 response letter and have the following comments. Please file an amended Form 10-KSB in response to our request for expanded or revised disclosure. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.


* * * * * * * * * * * * * * * * * * * * * * *

Form 10-KSB for the year ended December 31, 2004

Financial Statements

Statements of Operations

1. We note from your response to comment 2 that although there have been some activities regarding Myriad-Tunica`s operations, the costs have been borne by Myriad-Golf, an affiliate controlled by your CEO.
Please tell us why you believe that the costs are appropriately recorded as Myriad-Golf`s expenses rather than those of Myriad-Tunica.
If the costs relate to obligations of Myriad-Tunica, they should be considered expenses of Myriad-Tunica because they have been paid by the principal shareholder and should be reflected in the financial statements of the consolidated company as earnings (loss) in your equity investment. Please advise or revise your statements accordingly. See SAB Topic 5T.

Notes to the Financial Statements

Note 2.  Investment in Myriad World Resorts of Tunica, LLC

2. We note from your response to comment 7 that you evaluated your investment in Myriad-Tunica for impairment, noting that you do not believe the investment is impaired. Please revise Note 2 to include the fact that you have evaluated the investment for impairment, noting that it was not impaired at December 31, 2004.

Note 7. Related Party Transactions

3. We note the disclosure added to Note 7 indicating that certain accounting, administrative and management functions are being provided by Myriad-Golf, a related party, which has not historically charged the Company for these services. We also note from your response that the Company and Myriad-Golf have the same controlling shareholder. Given this factor, we believe that the Company`s financial statements should be revised to reflect the fair value of the services provided by Myriad-Golf as an expense and a capital contribution in the Company`s financial statements. Refer to the guidance outlined in SAB
Topics 5:T and 1:B.1.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.


You may contact Claire Erlanger at 202-551-3301 or me at 202-551-
3813
if you have questions.


								Sincerely,



								Linda Cvrkel
								Branch Chief
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Mr. Scott Hawrelechko
Myriad Entertainment & Resorts, Inc.
August 1, 2005
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